Exhibit 99.1

EUDA Health Holdings Limited Announces Execution of Securities Purchase Agreement

SINGAPORE, Dec. 05, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or “the Company”), a Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced that it entered into a securities purchase agreement on November 26, 2025 with Streeterville Capital, LLC, a Utah limited liability company, for the sale of a convertible warrant (the “Warrant”) for an aggregate purchase price of US$100,000. The Warrant is exercisable for up to 2,000,000 newly issued EUDA ordinary shares (the “Warrant Shares”) at an exercise price of US$6.00 per share and is being offered pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-282723) and a related prospectus supplement.

Streeterville Capital is an investment firm with operations in Utah and Tennessee with investments in companies including Cingulate, the Marygold Companies and Damon Inc.

The Warrant may be exercised for cash for ninety (90) days from the date of issuance, subject to extension by mutual agreement between the Company and Streeterville Capital (the “Cash Exercise Period”). During the Cash Exercise Period, the Warrant may only be exercised for cash, and the Company will have the right to require Streeterville Capital to exercise the Warrant, up to 10% of the cumulative dollar trading volume during a measurement period, if (i) the closing price of the Company’s ordinary shares on Nasdaq is at or above US$7.50 for five (5) consecutive trading days and (ii) the cumulative trading dollar volume over that period is at least US$1,500,000.

Mr. Alfred Lim, CEO of EUDA, commented, “This agreement represents another deliberate step in strengthening our capital position and advancing EUDA’s growth strategy. The warrant financing gives us the flexibility to deploy capital into high-return initiatives – including new centers, partnerships and technology – as we broaden our footprint across Asia’s fast-growing non-invasive healthcare market. By combining prudent financing with disciplined execution, we aim to accelerate the expansion of our healthcare ecosystem while creating long-term value for our patients, partners and shareholders.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.